John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

December 6, 2019

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YieldStreet Prism Fund Inc.
Registration Statement on Form N-2
(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Prism Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 27, 2019 with respect to Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on December 21, 2018 (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the response letter addressing the Staff’s prior comments with respect to the Registration Statement (the “Prior Response Letter”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions have been reflected in Amendment No. 3 to the Registration Statement, filed concurrently herewith.

Mr. Edward Bartz

December 6, 2019

Follow-Up Comments

1.	Comment: We note your responses to prior comments nos. 14, 21, and 25 set forth in the Prior Response Letter. We continue to believe that the disclosure referenced in such prior comments, as revised, still arguably provides a representation of future investment performance that is not permitted under Rule 156(b)(2) of the Securities Act of 1933, as amended. Therefore, please revise the disclosure throughout the Prospectus to remove any references to target yields on investments.

Response: The Company has revised the above-referenced disclosure to clarify that the Company intends to target future individual investments that its advisers believe are capable of producing a minimum total asset level of return, on a levered basis when applicable, of 7% per year, and to add additional explanatory and cautionary language. The Company respectfully advises the Staff that given the Company’s focus on yield-bearing investments, it is arguably important (i.e., material) to prospective investors for the Company to make clear that the potential yields for individual future investments that the Company is targeting are not necessarily in line, and may likely be lower, than other investments that may be available to investors on the broader YieldStreet Platform, or that have been acquired by investment vehicles managed by the Company’s Sub-Adviser, BlackRock Financial Management, Inc. (“BlackRock”). The Company believes that its disclosure relating to target yields is wholly consistent with Rule 156(b)(2). Rule 156(b)(2) provides, among other things, that representations about past or future performance could be misleading because of portrayals of past performance that would imply that gains or income realized in the past would be repeated in the future. A number of the investments that have previously been offered to investors on the YieldStreet Platform, as well as similar investments made by other vehicles managed by BlackRock, have total returns well in excess of the type of individual investment yields that the Company is presently targeting. In light of the significantly higher yields on such YieldStreet Platform and BlackRock investments, the Company believes that it would arguably be misleading for the Company not to state that it intends to purchase investments with yields of as low as 7%.

In disclosing the yields the Company is targeting, the Company is not making any guarantee about the future investment performance of the Company as a whole, or even any given investment. Rather, it is simply stating the fact that it only seeks to state the yield on future investments that it intends to make. Moreover, any chance for confusion in that regard will be mitigated by the fact that the disclosure includes cautionary language that notes that “there can be no assurance that targeted returns will be achieved on our investments as they are subject to risks, uncertainties and other factors, some of which are beyond our control, which may lead to non-payment of interest and principal.” In addition, as noted in Annex A hereto, the Company believes that including such disclosure is both consistent with, and substantially identical to, disclosure included by other regulated funds in similar situations.

2.	Comment: We note your response to prior comment no. 17 set forth in the Prior Response Letter. Please confirm that no more than 15% of the Company’s total assets will be invested at any one time in private funds that rely on the exemptions set forth in either Sections 3(c)(1) or 3(c)(7) under the 1940 Act.

Response: The Company confirms that no more than 15% of the Company’s total assets will be invested at any one time in private funds that rely on the exemptions set forth in either Sections 3(c)(1) or 3(c)(7) under the 1940 Act.

3.	Comment: We note your response to prior comment no. 22 set forth in the Prior Response Letter. Please update the bullet-point list of risk factors set forth in the Prospectus Summary to reflect the real estate-related risk factor disclosure.

Response: The Company has revised the Prospectus Summary section of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

December 6, 2019

Accounting Comments

4.	Comment: Please update the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus to ensure that all percentages are rounded to the nearest hundredth of one percent as required by Instruction 3 to Item 3 of Form N-2.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Please confirm that under the expense reimbursement limitation set forth in the Administration Agreement, any subsequent reimbursement of previously waived expenses is limited to three years from the date of the original waiver. Please revise the disclosure regarding the expense reimbursement limitation where applicable throughout the Prospectus to reflect such three year limitation on reimbursement of previously waived expenses.

Response: The Company confirms that any expenses waived under the expenses reimbursement limitation set forth in the Administration Agreement may only be subsequently reimbursed during the three years immediately following such waiver. The Company has also revised the disclosure throughout the Prospectus accordingly in response to the Staff’s comment.

6.	Comment: In footnote 7 to the Fee and Expenses section of the Prospectus, it states that the Company will incur approximately $2 million of operational expenses during the following twelve months not otherwise subject to the expense reimbursement limitation under the Administration Agreement. The disclosure in the “Compensation of the Investment Adviser, Sub-Adviser and The Sub-Sub-Adviser” section of the Registration Statement, however, states that the Company will incur $1 million of additional operating expenses annually not subject to the expense reimbursement. Please revise such disclosure to ensure that the amounts included on both sections are consistent.

Response: The Company has revised the above-referenced disclosures in response to the Staff’s comment.

Cover Page

7.	Comment: Please move the first four bullet points located on the inside front cover of the Prospectus to the outside front cover of the Prospectus.

Response: The Company has revised the outside front cover of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

December 6, 2019

8.	Comment: Please move the disclosure “[o]ur exposure to below investment grade instruments involves certain risks, including speculation with respect to the issuer’s capacity to pay interest and repay principal when due, and are commonly referred to as ‘junk bonds’ or ‘high yield securities[,]’” to the outside front cover of the Prospectus.

Response: The Company has revised the outside front cover of the Prospectus in response to the Staff’s comment.

9.	Comment: Please include disclosure on the inside front cover of the Prospectus to clarify for investors what is meant by “initial closing.” Please elaborate as to what is meant by the term “initial closing” and/or provide investors with a date for the initial closing.

Response: The Company has revised the inside front cover of the Prospectus in response to the Staff’s comment.

10.	Comment: On page x of the Prospectus, please add a footnote to the pricing table regarding the escrow type function of the YieldStreet Wallet to satisfy the requirement of Instruction 5 to Item 1 to Form N-2.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

General

11.	Comment: We note that the Company may originate loans from time to time. In connection with such loan originations:

a.	Please disclose the following: (i) any limits on loan origination by the Company, including a description of any limits imposed by the Company’s fundamental investment restrictions, and (ii) that the Company may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;

b.	Please provide a description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types, and geographic location of the borrower;

c.	Please disclose the Company’s underwriting standards for these loans;

d.	Please describe the Company’s loan servicing obligations with regard to these loans;

e.	Please disclose whether the Company will set up its own online loan platform to originate these loans;

f.	Please disclose any limits on the number of loans the Company may originate to issuers in the same industry.

Response: The Company has revised the disclosure set forth in the Prospectus Summary and “Investment Objective and Strategy” sections of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

December 6, 2019

12.	Comment: Please confirm to us that expenses incurred by the Company originating loans are reflected in the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus.

Response: The Company confirms that estimates regarding expenses incurred in connection with loan originations have been included in the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus.

13.	Comment: Please advise the Staff as to whether the Company expects to originate sub-prime loans. If so, please disclose to what extent the Company expects to do so and any unique risks.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to directly originate mortgages or consumer loans to individuals, including those with lower credit scores that may be considered “subprime” from a credit risk perspective. Given that the Company could in the future acquire such mortgages or consumer loans, however, the Company has revised the Prospectus to highlight the risks associated with such subprime credit investments.

14.	Comment: In connection with loan originations:

a.	Please confirm that the Company will update underlying valuation data with respect to each individual loan that it originates at least as often as the Company calculates its NAV.

b.	Please disclose:

i.	that originated loans will be valued at an individual loan level;

ii.	that fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as NAV is calculated;

iii.	the type of information that will be used to value the loans.

Response: The Company confirms that it intends to update the underlying valuation data with respect to each of its investments at least quarterly in connection with its determination of net asset value. In addition, the Company notes that, as required by the 1940 Act and US generally accepted accounting principles, it intends to determine the fair value of each of its portfolio investments on at least a quarterly basis, using updated borrower level and similar data with respect to each such portfolio investment, as required by ASC 820. To that end, the Company respectfully refers the Staff to the extensive disclosure regarding valuation of investments for which no market price is readily available set forth in the “Determination of Net Asset Value” section of the Prospectus. The Company has also updated such disclosure in response to the Staff’s comment.

Mr. Edward Bartz

December 6, 2019

15.	Comment: Please disclose whether the Company will originate subprime loans to individuals. If so, please disclose:

i.	what subprime loans are for this purpose, including a minimum F.I.C.O. score;

ii.	any upper limit on the amount of the Company’s assets that may be used to originate subprime loans;

iii.	any corresponding risk disclosure.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to originate mortgages or consumer loans to individuals, including those with lower credit scores that may be considered “subprime” from a credit risk perspective. Given that the Company could in the future acquire such mortgages or consumer loans, however, the Company has revised the Prospectus to highlight the risks associated with such subprime credit investments.

16.	Comment: Consider whether the Company should disclose a risk factor that describes privacy risk, for example, the risk that the Company will obtain private information about specific borrowers that may be inadvertently disclosed and subject the Company to litigation and/or fines, penalties, or regulatory actions.

Response: The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

17.	Comment: Will the Company originate loans through entities or individuals in emerging markets? If so, please disclose and provide risks.

Response: The Company advises the Staff on a supplemental basis that it may on an opportunistic basis originate loans through entities or individuals in emerging markets. The Company has revised the above-referenced disclosure and the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

*          *          *

Mr. Edward Bartz

December 6, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Ivor Wolk, General Counsel / YieldStreet Prism Fund Inc.

ANNEX A

In connection with the Company’s response to comment no. 1 set forth in the attached response letter, below are examples of disclosure provided by other regulated funds in similar situations to the situation addressed in response to comment no. 1. In the case of each example set forth below, the Company specifically sets forth: (i) the name of the regulated fund, (ii) information regarding the filing in which the sample disclosure is contained and (iii) the text of the sample disclosure. The text of the sample disclosure is italicized, with the particular text relevant to Response No. 1, highlighted in yellow:

1.	Fund Name: FS Investment Corporation IV

Filing Information: Form N-2 (File No. 333-226463) filed with the Commission on August 2, 2018

Extracted Language from Filing:

Senior Secured Loans

Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured loans typically will have variable rates ranging between 6.0% and 10.0% over a standard benchmark, such as the prime rate or LIBOR.

Second Lien Secured Loans

Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans. Generally, we expect these loans to carry a fixed rate, or a floating current yield of 8.0% to 12.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

Senior Secured Bonds

Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans. Generally, we expect these investments to carry a fixed rate of 7.0% to 14.0%.

Subordinated Debt

In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate or a floating current yield of 7.0% to 14.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, we may enter into non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be sophisticated and seasoned. In addition, we typically receive the right to make equity investments in a portfolio company whose debt securities we hold in connection with the next equity financing round for that company. This right will provide us with the opportunity to further enhance our returns over time through equity investments in our portfolio companies. In addition, we may hold equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, generally obtained in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 15%.

2.	Fund Name: Hercules Capital, Inc.

Filing Information: Form N-2 (File No. 333-203511) filed with the Commission on April 18, 2016

Extracted Language from Filing:

In addition, the majority of our investments in the structured debt of venture capital-backed companies generally have equity enhancement features, typically in the form of warrants or other equity-related securities that are considered OID to our loans and are designed to provide us with an opportunity for potential capital appreciation. The warrants typically will be immediately exercisable upon issuance and generally will remain exercisable for the lesser of five to ten years or three to five years after completion of an IPO. The exercise prices for the warrants varies from nominal exercise prices to exercise prices that are at or above the current fair market value of the equity for which we receive warrants. We may structure warrants to provide minority rights provisions or on a very select basis put rights upon the occurrence of certain events. We generally target a total annualized return (including interest, fees and value of warrants) of 12% to 25% for our debt investments.

3.	Fund Name: Garrison Capital Inc.

Filing Information: Form N-2 (File No. 333-195003) filed with the Commission on July 11, 2014

Extracted Language from Filing:

We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We typically seek to limit the downside potential of our investments by:

•               investing between $5 million and $25 million per transaction;

•               maintaining an emphasis on capital preservation;

•               requiring a targeted unlevered annual effective yield of between 9% and 14%, excluding any warrants or other equity interests received by us as part of an investment;

•               making investments which afford us a significant capital cushion in the form of junior capital and/or asset coverage as well as adequate lender protections in loan documentation; and

•               selecting investments that our Investment Adviser believes have a low probability of loss.

We expect to hold most of our investments to maturity or repayment but may sell some investments earlier if liquidity events occur, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

4.	Fund Name: New Mountain Finance Corporation

Filing Information: Form N-2 (File Nos. 333-168280 and 333-172503) filed with the Commission on May 16, 2011

Extracted Language from Filing:1

Our investment objective is to generate current income and capital appreciation through investments in debt securities at all levels of the capital structure, including first and second lien debt, unsecured notes and mezzanine securities, which we refer to as “Target Securities”. We expect to primarily target loans to, and invest in, U.S. middle market businesses, a market segment we believe will continue to be underserved by other lenders. We define middle market businesses as those businesses with annual earnings before interest, taxes, depreciation, and amortization, or “EBITDA”, between $20 million and $200 million. We expect to make investments through both primary originations and open-market secondary purchases. We intend to invest primarily in debt securities that are rated below investment grade and have unlevered yields of 10% to 15%.(1) However, there can be no assurance that targeted returns will be achieved on our investments as they are subject to risks, uncertainties and other factors, some of which are beyond our control, and which may lead to non-payment of interest and principal. See “Risk Factors — Risks Relating to Our Investments”. We intend our investments to typically have maturities of between five and ten years and generally range in size between $10 million and $50 million. This investment size may vary proportionately as the size of the Operating Company’s capital base changes. We believe our focus on investment opportunities with contractual current interest payments should allow us to provide New Mountain Finance stockholders with consistent dividend distributions and attractive risk adjusted total returns.

5.	Fund Name: THL Credit, Inc.

Filing Information: Form N-2 (File No. 333-159636) filed with the Commission on June 1, 2009

Extracted Language from Filing:

We anticipate structuring our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high, fixed interest rates that will provide us with significant current interest income. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt securities or defer payments of interest for the first few years after our investment. Also, in some cases our mezzanine loans will be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine loans will have maturities of five to ten years. We will generally target a total return of 15% to 25% per year for our mezzanine loan investments. To the extent we invest in senior secured loans, we expect such loans to have terms of three to ten years and may provide for deferred interest payments in the first few years of the term of the loan. To the extent we invest in senior secured loans, we will obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. We expect that the interest rate on senior secured loans generally will range between 2% and 10% over the London Interbank Offer Rate, or LIBOR, which is a rate that changes daily and reflects the rate at which large banks lend to one another.

[1]	We respectfully note that the Commission specifically engaged with the New Mountain Finance Corporation (“NMFC”) regarding its target yield disclosure and implicitly approved the extracted language above. See the letters from NMFC to the Commission, dated February, 7, 2011 (available at: https://www.sec.gov/Archives/edgar/data/1496099/000104746911000542/filename1.htm) and February 18, 2011 (available at: https://www.sec.gov/Archives/edgar/data/1496099/000104746911001061/filename1.htm), respectively. The Company’s revised disclosure in response to Comment No. 1 substantially conforms to NMFC’s disclosure.

6.	Fund Name: Pennant Investment Corporation

Filing Information: Form N-2 (File No. 333-140092) filed with the Commission on March 5, 2007

Extracted Language from Filing:

We anticipate investing in portfolio companies primarily in the form of senior secured loans and mezzanine loans. We expect our senior secured loans to have terms of three to ten years and to provide for deferred interest payments in the first few years of the term of the loan. We will obtain security interests in the assets of our portfolio companies that will serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. We expect that the interest rate on our senior secured loans generally will range between 1.5% and 10% over LIBOR. We anticipate structuring our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high, fixed interest rates that will provide us with significant current interest income. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine loans. In some cases, we may enter into mezzanine loans that, by their terms, convert into equity or additional debt securities or defer payments of interest for the first few years after our investment. Also, in some cases our mezzanine loans may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine loans will have maturities of five to ten years. We will generally target a total return of 11% to 20% for our mezzanine loan investments . . . Our investments may include equity features, such as direct investments in the equity securities of borrowers or warrants or options to buy a minority interest in a portfolio company. Any warrants we receive with our debt securities generally will require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we will also obtain registration rights in connection with these equity securities, which may include demand and “piggyback” registration rights. With respect to preferred or common equity investments, we expect to target an investment return of at least 16%. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

7.	Fund Name: Apollo Investment Corporation

Filing Information: Form N-2 (File No. 333-124007) filed with the Commission on April 12, 2005

Extracted Language from Filing:

We seek to structure our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with significant current interest income. These loans typically have interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine loans. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt securities or defer payments of interest for the first few years after our investment. Also, in some cases our mezzanine loans may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine loans have maturities of five to ten years. We generally target a total return of 12% to 20% for our mezzanine loan investments. We also seek to invest in portfolio companies in the form of senior secured loans. We expect these senior secured loans to have terms of three to ten years and may provide for deferred interest payments in the first few years of the term of the loan. We generally seek to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. We expect that the interest rate on our senior secured loans generally will range between 2% and 10% over the London Interbank Offer Rate, or LIBOR . . . Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights. With respect to preferred equity and common equity investments, we target an investment return of at least 11% and 20%, respectively. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

8.	Fund Name: Prospect Capital Corporation (f/k/a Prospect Energy Corporation)

Filing Information: Form N-2 (File No. 333-114552) filed with the Commission on June 8, 2004

Extracted Language from Filing:

Once we have determined that a prospective portfolio company is suitable for investment, we will work with the management of that company and its other capital providers, if any, to structure an investment. We will negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure. We will generally target a total return of 10% to 25% for our mezzanine and dividend-paying equity investments and a total return of between 2% and 8% over the London Interbank Offer Rate, or LIBOR, for our senior secured investments. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

9.	Fund Name: BlackRock Kelso Capital

Filing Information: Form N-2 (File No. 333-114523) filed with the Commission on April 16, 2004

Extracted Language from Filing:

The Advisors anticipate structuring mezzanine investments primarily as unsecured subordinated loans that provide for relatively high, fixed interest rates that will provide us with significant current interest income. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine loans. In some cases, the Company may enter into loans that, by their terms, convert into equity or additional debt securities or defer payments of cash interest for the first few years after investment. Also, in some cases the Company’s mezzanine loans will be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, the Company’s mezzanine loans will have maturities of five to ten years. In the current environment, the Advisors will generally target a total return of 12% to 20%, including capital gains on equity components, for the Company’s mezzanine loan investments. The Advisors anticipate investing a portion of the Company’s assets in senior secured loans. The Advisors expect these senior secured loans to have terms of three to ten years and to in some cases provide for deferred interest in the first few years of the term of the loan. The collateral in support of the repayment of these loans may take the form of first or second priority liens on the assets or stock of the portfolio company. In the current environment the Advisors expect that the interest rate on the Company’s senior secured loans generally will range between 2% and 10% over the London Interbank Offer Rate, or LIBOR.